4900 Tiedeman Road, 4th Floor • Brooklyn, OH 44144 • 877-660-4400 • vcm.com

July 1, 2019

USAA Mutual Funds Trust

9800 Fredericksburg Road

San Antonio, TX 78288-0227

Re: USAA Managed Allocation Fund

Dear Board of Trustees:

This letter sets forth the agreement by Victory Capital Management Inc. (the “Investment Adviser”) to contractually waive a portion of the advisory fee payable by the USAA Managed Allocation Fund (the “Fund”), a series of USAA Mutual Funds Trust, a Delaware statutory trust (the “Trust”), through at least June 30, 2021.

Notwithstanding Schedule B-1 to the Investment Advisory Agreement, effective as of July 1, 2019, the Adviser shall waive its an annual fee payable by the Fund, computed and accrued daily and paid monthly in arrears, to 0.44%.

The Investment Adviser may extend the duration of this contractual waiver by delivering a revised letter to the Trust reflecting such extension.  This waiver shall terminate automatically upon termination of the Advisory Agreement with the respect to the Fund.

Please indicate your acceptance of the foregoing by signing below.

 Sincerely,

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ Michael D. Policarpo_______________
Name:	Michael Policarpo II
Title:	President, Chief Financial Officer and Chief Administrative Officer

 Acknowledged and Agreed:

USAA MUTUAL FUNDS TRUST, on behalf of Victory USAA Managed Allocation Fund

By:	/s/ Christopher K. Dyer
Name:	Christopher K. Dyer
Title:	President

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